EXHIBIT 8.1

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation	Ownership

Administración de Proyectos Levon en México, S.A. de C.V.	Mexico	100%

Minera El Camino, S.A. de C.V.	Mexico	100%

Aphrodite Asset Holdings Ltd.	British Virgin Islands	100%

Turney Assets Limited	British Virgin Islands	100%